March 27, 2012

VIA EDGAR CORRESPONDENCE

Ms. Tricia Armelin

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Snap-on Incorporated
Staff comments on Form 10-K for the fiscal year ended
December 31, 2011, filed February 16, 2012
File No. 1-7724

Dear Ms. Armelin:

This letter confirms our conversation from earlier today. In that exchange, I stated that Snap-on would respond to the Staff’s comments included in the letter from Mr. John Cash, dated March 26, 2012, by April 30, 2012.

If we have any specific questions as we prepare our response, we will contact you. In addition, please let me know if you have any questions of us.

Very truly yours,

/s/ Aldo J. Pagliari

Aldo J. Pagliari

Principal Financial Officer,

Senior Vice President–Finance and

Chief Financial Officer

cc:	Mr. John Cash
Accounting Branch Chief

Irwin M. Shur, Esq.
Snap-on Incorporated

Kenneth V. Hallett, Esq.
Quarles & Brady LLP

2801 80th Street, Kenosha, Wisconsin 53141